March 2, 2017

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Asset Trust

Form N-14 Registration Statement

(SEC File No. 333-215687)

Ladies and Gentlemen:

We are submitting this letter on behalf of Virtus Asset Trust (the “Registrant”) in connection with the above referenced N-14 filing (the “Registration Statement”) submitted by the Registrant on January 25, 2017 in regard to the acquisition of the assets of various series of the RidgeWorth Funds, by and in exchange for shares of the corresponding series of the Registrant. This letter is in addition to our February 23, 2017 and February 24, 2017 letters and responds to a further inquiry from Anu Dubay of the Staff of the Securities and Exchange Commission (the “SEC”), received on February 27, 2017 with respect to the Registration Statement.

1.	Comment: In reference to the statement, “[t]he Acquiring Fund generally considers a company to be foreign if the company has been organized under the laws of, has its principal offices in, or has its securities principally traded in, a non-U.S. country or market, or if the company derives at least 50% of its revenues, net profits or incremental revenue growth (typically over the past five years) from, or has at least 50% of assets or production capacities in, one or more non-U.S. countries or markets,” what is meant by “incremental revenue growth?” The concern is that in a given year a company’s revenue growth may disproportionately come from non-U.S. countries although the company’s overall revenue may principally come from the U.S. This does not mean the company is economically tied to a non-U.S. country.

Response: The term “incremental revenue growth” in this context means the increase in revenue over a given period of time, so that the Fund’s subadviser may consider a company to be foreign if at least 50% of the increase in the company’s revenues over the period of time is derived from one or more non-U.S. countries or markets, with the test typically being applied to the most recent five-year period. In applying this test for a five-year period, the Fund’s subadviser may consider year-over-year revenue increases for the five most recent years and/or increases for the most recent five years over the prior five years. In reference to your concern, the subadviser would not consider a company to be foreign based solely upon incremental revenue growth over a one-year period; in the event that one-year incremental revenue growth was considered, it would typically be one factor of several.

EDGAR Operations Branch
March 2, 2017

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Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1213.

Sincerely,

/s/John L. Chilton

cc:	Jennifer Fromm, Esq. Kevin J. Carr, Esq. Ann Flood David C. Mahaffey, Esq. Arie Heijkoop, Jr., Esq.